Eric D. Tanzberger
Senior Vice President / Chief Financial Officer

January 25, 2021

Division of Corporation Finance - Office of Trade & Services
U.S. Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

RE: SEC Comment Letter dated December 17, 2020 related to Service Corporation International's Form 10-K for the Year ended December 31, 2019 filed February 18, 2020 and Response dated December 11, 2020

File No. 001-06402

This letter responds to the comments that Service Corporation International (the “Company”, “our”, or “we”) received from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission by letter dated December 17, 2020 with respect to the above referenced filings.

On November 12, 2020 and December 17, 2020, the Staff asked us to provide information specifically related to the treatment of our trust investments. We provided responses to these inquiries to the Staff on letters dated December 11, 2020, and January 15, 2021.

Based on further conversation with the Staff on January 19, 2021 and January 21, 2021, we will continue presenting our cash flows from debt securities as operating activities. We believe our long-standing practice of presenting the activity of the trusts’ debt securities as cash flows from operating activities, notwithstanding such debt securities available for sale classification, is appropriate based on the industry-specific policies described in our December 11, 2020 response. However, an alternative justification for presenting the activity of such debt securities within cash flows from operations would be when they are classified as trading securities. We acknowledge the Staff’s view in this regard and their agreement that transferring such debt securities from available for sale to trading in accordance with ASC 320-10-35-12 in this rare circumstance is acceptable, given the nature of our debt securities held in trust have the same trading characteristics as our equity securities and when so designated by policy to be trading, meet the guidance of ASC 320-10-25-1. Accordingly, in future filings their activity will be presented within cash flows from operating activities for that reason. As required by ASC 320-10-35-1, we will recognize the unrealized gains and losses on these securities in Other income, net. These unrealized gains and losses represent variable consideration on our contracts with customers and we record an offsetting reduction of

Other income, net to defer the recognition until fulfillment of the underlying performance obligation. In general, we will include additional disclosure as follows:

Fixed income securities held by the merchandise and service trusts and perpetual care trusts are classified as trading securities.

* * * * * * *

If you have any questions regarding our responses or require further information, please contact Tammy Moore, Principal Accounting Officer at (713) 525-3097 or me at (713) 525-7768.

Sincerely,

/s/ Eric D. Tanzberger
Eric D. Tanzberger
Senior Vice President and
Chief Financial Officer

cc:    Members of the SCI Audit Committee of the Board of Directors
Members of the SCI Disclosure Committee
PricewaterhouseCoopers LLP